P.E. 1/25/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 25, 2002

Oncolytics Biotech Inc.
Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated January 25, 2002

By: ______________________
DOUGLAS BALL
Chief Financial Officer

Jan 02 #18

Exhibit Index

Exhibit 1
page 1

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Files With Health Canada To Initiate Phase I/II Brain Cancer Trial

CALGARY, Alberta, January 24, 2002 -- Oncolytics Biotech Inc. (TSE: ONC, NASDAQ: ONCY) ('Oncolytics') has filed a Clinical Trial Application (CTA) with Health Canada to initiate a Phase I/II clinical trial investigating the use of REOLYSIN® to treat patients with recurrent malignant glioma, the most aggressive form of brain cancer. Oncolytics also intends to file an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) and conduct this study at centers in both Canada and the US.

"We believe that REOLYSIN® has the potential to be an important component of the treatment for this extremely aggressive cancer," said Dr. Brad Thompson, President and CEO of Oncolytics. "We have not seen any severe adverse effects after direct administration of REOLYSIN® into the brains of two animal species. In addition to this excellent safety profile, tumour regression and survival benefits have been demonstrated in animal models from a single intracerebral injection of REOLYSIN®."

The final design of this clinical program evaluating the safety and efficacy of intracerebral administration of REOLYSIN® will be disclosed after it has been discussed with and approved by Health Canada and the FDA. In the dose escalation or Phase I portion of the study, patients with a variety of recurrent malignant gliomas will be enrolled. In the Phase II portion of the program, patients with recurrent glioblastoma multiforme, the most aggressive glioma, will be treated at the dose selected on the basis of the dose escalation study.

Dr. Peter Forsyth and his research group with the Alberta Cancer Board and the University of Calgary published the results of their research in the June 20, 2001 issue of the Journal of the National Cancer Institute (see Oncolytics press release dated June 19, 2001). Mice with brain tumours were treated with a single injection of REOLYSIN®. Benefits included complete tumour regression in 20 of 23 treated animals, a statistically significant increase in survival, an increase in body weight and no impairment of their cognitive functions. REOLYSIN® killed cancer cells from 19 of 24 established glioma cell lines and from all nine glioma surgical specimens.

The annual incidences of malignant brain tumours in North American and Europe is approximately 40,000 patients per year. The standard treatment for patients with newly diagnosed malignant gliomas is surgery, followed by radiation therapy and sometimes

systemic chemotherapy. Because the surgery must be delicate and the tumours are invasive, local tumour recurrence is almost inevitable. The treatment options for patients with recurrent disease are limited, including additional surgery that may be combined with local chemotherapy.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, *in vitro*, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Interim Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	*For Canada:*	*For United States:*
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Dr. Brad Thompson	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com

A COPY OF THIS PRELIMINARY SHORT FORM PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN THE PROVINCES OF ALBERTA AND ONTARIO BUT HAS NOT YET BECOME FINAL FOR THE PURPOSES OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY SHORT FORM PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, the securities offered hereby may not be offered or sold in the United States of America and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Oncolytics Biotech Inc., 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7, telephone (403) 670-7374.*

Preliminary Short Form Prospectus

Secondary Offering — January 24, 2002

ONCOLYTICS BIOTECH INC.

$5,740,500

1,530,800 Common Shares

This prospectus qualifies the distribution of 1,530,800 common shares (the "Offered Shares") of Oncolytics Biotech Inc. ("Oncolytics" or the "Corporation") by SYNSORB Biotech Inc. (the "Selling Shareholder"). See "Selling Shareholder". The Selling Shareholder owns approximately 32.6% of our outstanding common shares (the "Common Shares") and, after giving effect to this offering, the Selling Shareholder will own approximately 24.6% of our outstanding Common Shares. We will not receive any of the proceeds of the offering. See "Use of Proceeds". No commission or underwriting fee will be payable by us in connection with the offering. An underwriting fee and the expenses of the offering will be paid by the Selling Shareholder. See "Plan of Distribution". Our outstanding Common Shares are listed for trading on The Toronto Stock Exchange (the "TSE") under the trading symbol "ONC" and on the Nasdaq Small Cap Market ("Nasdaq") under the trading symbol "ONCY". On January 22, 2002 the closing price of our Common Shares on the TSE was $3.86 and on Nasdaq was U.S.$2.42. The offering price for the Offered Shares has been determined by negotiation between the Selling Shareholder and Canaccord Capital Corporation (the "Underwriter"). See "Plan of Distribution".

Price: $3.75 per Common Share

	Price	Underwriter's Fee(1)	Net Proceeds to the Selling Shareholder(2)
Per Offered Share	$3.75	$0.15	$3.60
Total Offering....................	$5,740,500	$229,620	$5,510,880

Notes:

(1) The Underwriter's fee represents 4% of the offering price.

(2) Before deducting the expenses associated with the offering, estimated to be $100,000. The Selling Shareholder will pay the expenses from the proceeds of the offering.

The Underwriter, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of us by Bennett Jones LLP, on behalf of the Underwriter by McCarthy Tétrault LLP and on behalf of the Selling Shareholder by Blake, Cassels & Graydon LLP. Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive share certificates are expected to be available for delivery at the closing of the offering which is expected to occur on or about January 31, 2002 or such other date as we, the Underwriter and the Selling Shareholder may mutually agree, but in any event not later than February 4, 2002.

You should rely only on the information contained in this prospectus. Neither the Corporation, the Selling Shareholder nor the Underwriter have authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholder is offering to sell, and seeking offers to buy, the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Offered Shares.

In this prospectus, the terms, "we", "us" and "our" are used to refer to Oncolytics.

Pages

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and material change reports and other information with the securities commission or similar authority in each of the provinces of Alberta, Ontario, British Columbia and Québec (the "Commissions"). The Commissions allow us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Commissions under the various securities legislation:

- our Annual Information Form dated April 11, 2001, which includes management's discussion and analysis for the year ended December 31, 2000;

- our Management Proxy Circular dated April 4, 2001 relating to our Annual and Special Meeting of Shareholders held on May 17, 2001, excluding those portions thereof which appear under the headings "Compensation of Executive Officers - Composition of the Compensation Committee", "Compensation of Executive Officers - Report on Executive Compensation", "Compensation of Executive Officers - Performance Graphs" and "Statement of Corporate Governance Practices";

- our audited balance sheets as at December 31, 2000 and 1999 and the statements of loss and deficit and cash flows for the years ended December 31, 2000 and December 31, 1999, together with the notes thereto and the report of the auditors thereon, as contained in our 2000 Annual Report;

- our unaudited interim balance sheet as at and for the nine months ended September, 2001 and statements of loss and deficit and cash flows for the nine months ended September, 2001 and 2000 and cumulative from inception on April 2, 1998 and management's discussion and analysis, as contained in our third quarter report to shareholders;

- our material change report dated December 13, 2001 detailing the interim results of our Phase I clinical trial of REOLYSIN®; and

- our material change report dated January 10, 2002 announcing the termination of our agreement with Pfizer Inc. to develop the reovirus as an animal health care product.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) we file with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the distribution of the Offered Shares shall be deemed to be incorporated by reference herein and form an integral part of this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

Some of the statements that we make contain forward-looking statements reflecting our current expectations. Readers are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, clinical trial study delays, product development delays, our ability to attract and retain business partners, future levels of government funding, competition from other biotechnology companies and our ability to obtain the capital required for research, product development, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on our forward-looking statements. Actual events may differ materially from our current expectations due to risks and uncertainties.

Our statements of "belief" are based upon our results derived to date from our research and development program with animals and upon which we believe we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, whether a new therapeutic will be proved to be safe and effective in humans. There can be no assurance that the particular result expected by us will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

RISK FACTORS RELATING TO OUR BUSINESS

A prospective purchaser of the Offered Shares should carefully consider the risk factors set forth below as well the other information contained in and incorporated by reference in this prospectus before purchasing the Offered Shares. Additional risk factors are discussed in our Management's Discussion and Analysis for the year ended December 31, 2000 which is contained in our Annual Information Form dated April 11, 2001, which is incorporated by reference in this prospectus.

No Assurance of Successful Development

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently conducting research and development on one product for human application.

Our product is currently in the research and development stage, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, whether a new therapeutic will prove to be safe and effective in humans. There can be no assurance that our research and development program conducted by us will result in a commercially viable product, and in the event that any product or products result from our research and development program, it is unlikely they will be commercially available for a number of years. To achieve profitable operations we, alone or with others, must successfully develop, introduce and market our product. To obtain regulatory approvals for the product being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program. No assurances can be provided that any future animalor human test, if undertaken, will yield favourable results.

No Assurance of Successful Manufacturing or Marketing

To date, we have relied upon a sole contract manufacturer to manufacture small quantities of REOLYSIN®. The manufacturer may encounter difficulties in scaling up production, including production yields, quality control and quality assurance. Only a limited number of manufacturers can supply therapeutic viruses and failure by the manufacturer to deliver the required quantities of REOLYSIN® on a timely basis at a commercially reasonable price may have a material adverse affect on us. We have no experience in marketing our product. Thus there can be no assurance that such manufacturing and marketing efforts will be successful. If we rely on third parties to market the product, the commercial success of such product may be outside of our control. Moreover, there can be no assurance that physicians, patients or the medical community will accept our product, even if our product proves to be safe and effective and is approved for marketing by Health Canada, the United States Food and Drug Administration and other regulatory authorities.

Lack of Operating Profits

To date, we have not generated sufficient revenues to offset our research and development costs and, accordingly, have not generated positive cash flow or made an operating profit. While we have benefited to date from the receipt of research grants, there can be no assurance that grants will continue to be available to us or, if so, at what levels. There can be no assurance that we will ever achieve significant revenues or profitable operations.

Liquidity and Capital Requirements

Our future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of a particular program. There can be no assurance that additional funding will be available or, if available, that it will be available on terms acceptable or advantageous to us. If adequate funds are not available, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

Competition

Technological competition in the pharmaceutical industry is intense and is expected to increase. Other companies are conducting research on therapeutics involving the Ras pathway as well as other novel treatments or therapeutics for the treatment of cancer which may compete with our product. We will have to compete with other companies to develop products aimed at treating similar conditions. Many of these companies have substantially greater resources and expertise than us. There can be no assurance that developments by others will not render our product or technologies non-competitive or adversely affect the commitment of our commercial collaborators to our program.

Patents and Proprietary Technology

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. We have filed applications for patents in the United States and under the Patent Cooperation Treaty allowing us to file in other jurisdictions. There can be no assurance that our existing patent applications will be allowed, that we will develop future proprietary products that are patentable, that any issued patents will provide us with any competitive advantages or will not be successfully challenged by any third parties, or that the patents of others will not have an adverse effect on our ability to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of our products or, if patents are issued to us, design their products so as to circumvent the patent protection held by us. Furthermore, there can be no assurance that the confidentiality of our trade secrets can be maintained or that such trade secrets will not or have not already been independently discovered by others.

In addition, we may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in introducing our product to the market while we attempt to design around such patents, or could find that the development, manufacture or sale of our product requiring such license could be foreclosed. In addition, we could incur substantial costs in defending suits brought against us on such patents or in suits in which we attempt to enforce our own patents against other parties.

Government Regulation

Securing regulatory approval for the marketing of therapeutics by Health Canada in Canada and the Food and Drug Administration in the United States and similar regulatory agencies in other countries is a lengthy and expensive process which can delay or prevent product development and marketing. Approval to market our product may be for limited applications or may not be received at all. Such events would have a material adverse effect on our sales and profitability.

Product Liability and Insurance

The sale and use of our product entails risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical product. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of our product. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

Dependence on Key Employees and Collaborators

Our ability to develop a product will depend, to a great extent, on our ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. We are highly dependent on the principal members of our management staff as well as our advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with us are affected by a number of influences outside of our control. The loss of any key employee or collaborator may affect the speed and success of product development.

We presently carry insurance in the amounts of $2,000,000, $500,000 and $1,000,000 for Dr. Thompson, our President and Chief Executive Officer, Mr. Ball, our Chief Financial Officer and Dr. Coffey, our Vice President Product Development, respectively.

Reliance on Third Party Relationships

We rely upon third party relationships for assistance in the conduct of research efforts, pre-clinical development and clinical trials, and manufacturing. In addition, we expect to rely on third parties to seek regulatory approvals for and to market our product. Although we believe that our collaborative partners will have an economic motivation to commercialize our product included in any collaborative agreement, the amount and timing of resources diverted to these activities generally is expected to be controlled by the third party.

SYNSORB Shareholdings

As a result of its shareholdings, the Selling Shareholder will own, after giving effect to this offering, 4,725,000 of our Common Shares representing approximately 24.6% of our issued and outstanding Common Shares and accordingly, could be in a position to defeat any matters requiring the passing of a special resolution of shareholders which is required under the *Business Corporations Act* (Alberta). Therefore, it is unlikely that our Board of Directors will propose any matter to shareholders requiring the passing of a special resolution if the Selling Shareholder indicated that it was opposed to such matter. See "Selling Shareholder".

Volatility of Share Price

Market prices for securities of biotechnology companies generally are volatile. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, our financial position, public concern over the safety of biotechnology, future sales of shares by us or by our current shareholders and other factors could have a significant effect on the market price and volatility of our Common Shares.

ONCOLYTICS BIOTECH INC.

Oncolytics Biotech Inc. was incorporated pursuant to the provisions of the *Business Corporations Act* (Alberta) on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we further amended our articles by removing the private company restrictions and subdividing our issued and outstanding 2,222,222 common shares to create 6,750,000 common shares. Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7. Our registered office is located at 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

OUR BUSINESS

We focus on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Recent scientific advances in oncology, virology, and molecular biology have created opportunities for new approaches to the treatment of cancer. The product being developed by us may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists. Our product is a virus that is able to replicate specifically in, and hence kill, certain tumour cells both in tissue culture as well as in a number of animal models.

Our technologies are based on discoveries made by the laboratory of Dr. Patrick Lee in the Department of Microbiology and Infectious Diseases at the University of Calgary in the 1990's. Oncolytics was formed in 1998 to explore the natural oncolytic capability of the reovirus, a virus that preferentially replicates in cells with an activated Ras pathway.

Our product, REOLYSIN, is developed from the reovirus. This virus has been demonstrated to replicate specifically in tumor cells bearing an activated Ras pathway. Activating mutations of Ras occur in approximately thirty percent of all human tumors directly, but considering its central role in signal transduction, may play a role in approximately two-thirds of all tumors.

The functionality of our product is based upon the finding that tumors bearing an activated Ras pathway are deficient in their ability to activate the anti-viral response mediated by the host cellular protein, PKR. Since PKR is responsible for preventing reovirus replication, tumor cells lacking the activity of PKR are susceptible to reovirus infections. As normal cells do not possess Ras activations, these cells are able to thwart reovirus infections by the activity of PKR. In a tumor cell with an activated Ras pathway, reovirus is able to freely replicate and hence kill the host tumor cell. The result of this replication is progeny viruses that are then free to infect surrounding cancer cells. This cycle of infection, replication and cell death is believed to be repeated until there are no longer any tumor cells carrying an activated Ras pathway available.

The following schematic illustrates the molecular basis of how the reovirus kills cancer cells.


Reovirus
attachment
plasma membrane
penetration
virus in lysosome
uncoating
intermediate subviral particle
transcription
viral mRNA
2-AP
(blocks translation initiation of viral genes)
ras
or downstream element
(allows translation initiation of viral genes)
PKR
PKR
P

For both non-cancer cells and cancer cells with an activated Ras pathway, virus binding, entry, and production of viral genes all proceeds normally. In the case of normal cells however, the viral genes cause the activation of the anti-viral response that is mediated by the host cell's PKR, thus blocking the replication

of the reovirus. In cells with an activated Ras pathway, the activation of PKR is prevented or reversed by an element of the Ras signal transduction pathway, thereby allowing the replication of the reovirus in these cancer cells. The end result of this replication is the death of the cancer cell. The action of the Ras pathway in allowing reovirus replication to ensue can be mimicked in non-cancerous cells by treating these cells with the chemical 2-aminopurine (2-AP) which prevents the activation of PKR.

CAPITALIZATION

The following table sets forth our share and loan capital structure as at December 31, 2000 and as at December 31, 2001:

Description	Authorized	As at December 31, 2000 (audited)	As at December 31, 2001[1] (unaudited)
Debt[2]	N/A	$150,000	$150,000
Common Shares	Unlimited	$21,602,937 (17,488,805 shares)	$23,812,953 (19,191,395 shares)

Notes:

(1) As at December 31, 2001 we had reserved 2,308,000 Common Shares for issuance on exercise of outstanding stock options granted pursuant to our stock option plan.

(2) As at December 31, 2001 and 2000, we had long-term debt of $150,000. The long-term debt relates to a loan from the Heritage Foundation whereby we are required to repay this amount in annual installments from the date of commencement of sales of REOLYSIN in an amount equal to the lesser of: (a) 5% of the gross revenues generated by us; or (b) $15,000 per annum until the entire loan has been paid in full. See Note 5 to our Audited Financial Statements. As at September 30, 2001, we had a deficit of $9,003,339. See our Unaudited Interim Financial Statements for the nine months ended September 30, 2001.

(3) As at December 31, 2000, we had a contributed surplus of $2,500,000. See Note 2 to our Audited Financial Statements.

USE OF PROCEEDS

The Offered Shares are being sold by the Selling Shareholder at a price of $3.75 per share. The net proceeds from the sale of the Offered Shares, estimated at $5,410,880 after deduction of the Underwriter's fees and the expenses of the offering (all of which will be paid by the Selling Shareholder), will be paid to the Selling Shareholder. We will not receive any of the proceeds of the offering.

DESCRIPTION OF SHARE CAPITAL

We are authorized to issue an unlimited number of Common Shares, of which 19,191,395 Common Shares were issued and outstanding as at January 22, 2002. The holders of Common Shares are entitled to one vote per share at meetings of our shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon our dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated January 24, 2002 (the "Underwriting Agreement") among the Corporation, the Selling Shareholder and the Underwriter, the Selling Shareholder has agreed to sell and the Underwriter has agreed to purchase, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement, on January 31, 2002 or on such other date as the

parties may agree (the "Closing Date"), but in any event no later than February 4, 2002, all but not less than all of the Offered Shares at a price of $3.75 per Offered Share for an aggregate price of $5,740,500 payable in cash to the Selling Shareholder against delivery of a certificate or certificates representing such Offered Shares. The Selling Shareholder has agreed to pay a fee to the Underwriter in the amount of $0.15 per Offered Share sold in consideration of services rendered by them in connection with the offering. The Selling Shareholder will also pay all expenses incurred in connection with the offering. The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion on the basis of certain stated events. The Underwriter is, however, obligated to take up and pay for all the Offered Shares if any are purchased under the Underwriting Agreement. We and the Selling Shareholder have agreed to indemnify the Underwriters in certain circumstances. We and the Selling Shareholder have also agreed to indemnify each other in certain circumstances. The offering price for the Offered Shares was determined by negotiation between the Selling Shareholder and the Underwriter.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriter may not, throughout the period of distribution under this prospectus, bid for or purchase our Common Shares. This restriction is subject to certain exceptions. These exceptions include: (i) a bid or purchase permitted under the By-laws and Rules of the TSE relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, our Common Shares. Pursuant to the first-mentioned exception, in connection with the offering the Underwriter may over-allot or effect transactions that stabilize or maintain the market price of our Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States *Securities Act of 1933*, as amended, or the "1933 Act", and accordingly may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the 1933 Act. The Underwriter has agreed that, except in accordance with Rule 144A under the 1933 Act, it will not offer or sell the Offered Shares within the United States.

In addition, until 40 days after the commencement of the offering, any offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

SELLING SHAREHOLDER

The following table sets forth the name of the Selling Shareholder and the number and percentage of the Common Shares owned by the Selling Shareholder, both before and after giving effect to the offering:

Name and Municipal Address	Type of Ownership	Number of Common Shares Owned Before the Offering	Number of Common Shares Owned After the Offering	Percentage Owned After the Offering	Common Shares Owned Since
SYNSORB Biotech Inc. 410, 1167 Kensington Crescent N.W. Calgary, Alberta T2N 1X7	Record and Beneficially	6,255,800	4,725,000	24.6%	April 21, 1999

The Selling Shareholder has terminated its arrangement with the Roseworth Group, LLC with respect to the sale of our Common Shares, details of which were previously disclosed by the Selling Shareholder in May 2001.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Common Shares to be distributed pursuant to this prospectus will be passed upon by Bennett Jones LLP, Calgary, Alberta on behalf of us, by Blake, Cassels & Graydon LLP on behalf of the Selling Shareholder and by McCarthy Tétrault LLP on behalf of the Underwriter. As at the date hereof, the partners and associates of these firms, as a group, beneficially own, directly and indirectly, less than 1% of our outstanding Common Shares.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

January 24, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities laws of the provinces of Alberta and Ontario.

(SIGNED) **BRADLEY G. THOMPSON**
Chief Executive Officer

(SIGNED) **DOUGLAS A. BALL**
Chief Financial Officer

On behalf of the Board of Directors of
the Corporation

(SIGNED) **ROBERT B. SCHULTZ**
Director

(SIGNED) **FRED A. STEWART**
Director

CERTIFICATE OF THE UNDERWRITER

January 24, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities laws of the provinces of Alberta and Ontario.

CANACCORD CAPITAL CORPORATION

(SIGNED) **STEPHEN J. MULLIE**

Exhibit 3
Page 16

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Files Preliminary Prospectus

CALGARY, Alberta, January 25, 2002 -- Oncolytics Biotech Inc. (TSE: ONC, NASDAQ: ONCY) ('Oncolytics') announced that it has filed a preliminary short form prospectus in connection with the sale by SYNSORB Biotech Inc. of 1,530,800 common shares of Oncolytics by way of a secondary offering. After giving effect to this distribution, SYNSORB will own approximately 24.6% of the 19.2 million common shares of Oncolytics presently outstanding.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, *in vitro*, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Interim Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and the Company's expectations as to the timing of clinical studies, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward

looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	***For Canada:***	***For United States:***
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Doug Ball, CFO	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.